

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
Jesse Lawrence
Chief Executive Officer
Sedition Films Inc.
Ground Floor Suite
37 Netherhall Gardens
London NW3 5RL
United Kingdom

> **Re: Sedition Films Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed July 8, 2013**
> **File No. 333-186461**

Dear Mr. Lawrence:

We have reviewed your response to our prior comment letter to you dated May 8, 2013 and have the following additional comments.

General

1. Please remove the financial statements for the interim period ended January 31, 2013.

Prospectus Summary, page 6

2. Please revise the sixth paragraph on page 6 to disclose the cash on hand that you have as of a more recent practicable date. Also, please disclose the financial consequences to you if you are unable to raise additional funding.

Description of Securities, page 21

3. On page 26, you state that there are 24 registered shareholders yet you state that there are 25 in this section. Please revise.

Description of Business, page 22

4. Please include in this section the estimated amount of money you will need to commence operations and complete the two pilot films in the next 12 months.

Competition, page 24

5. Please delete the legal conclusion that a pilot would provide legal protection to your company as it would demonstrate ownership and copyright of an idea or attribute the statement to counsel.

Copyright, page 24

6. We note your response to our prior comment 13 and your disclosure that you do not own any copyrights and have no plans to register any copyrights. Please explain to us the basis for the disclosure for the first three sentences under this section. Alternatively, please remove this disclosure as it does not explain anything about your copyrights.

Liquidity and Capital Resources, page 33

7. We note your response to our prior comment 19. Please make it clear that there is no guarantee that your sole director will be able to secure any additional funding.

Financial Statements

April 30, 2013

Notes to the Financial Statements, page F-7

8. Refer to Note 7: Going Concern, Note 8: Subsequent Events, and Note 9: Subsequent Events on page F-10. Note 7 appears to be solely related to an officer loan and Note 8 appears to be solely related to going concern. We note that Note 8 and Note 9 are both labeled subsequent events. Please correct the description of these notes as appropriate.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        David Lubin, Esq.